UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 000-30666

NETEASE, INC.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated June 22, 2020, with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the completion of the issuance of shares pursuant to the full exercise of the over-allotment option and discontinuance of stabilizing actions by the Stabilizing Manager in connection with our global offering and listing of ordinary shares on the Hong Kong Stock Exchange. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

Exhibits

Exhibit 99.1 — Announcement — Completion of the Issuance of Shares pursuant to the Full Exercise of the Over-allotment Option and Discontinuance of Stabilizing Actions by the Stabilizing Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Charles Zhaoxuan Yang
		Name:	Charles Zhaoxuan Yang
		Title:	Chief Financial Officer

Date:	June 22, 2020